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                      SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street, N.W.
                           Washington, D.C.   20549

                                    FORM 15

            Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and
                 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File No. 33-55853
                                                                     33-64183
                                                                     --------

             Green Tree Financial Corporation, Seller and Servicer
                      Home Improvement Loan Trust 1996-E
                      ----------------------------------
            (Exact name of registrant as specified in its charter)



     1100 Landmark Towers, 345 St. Peter Street, St. Paul, MN, 55102-1639,
                                (612) 293-3400
     ---------------------------------------------------------------------
                  (Address, including zip code, and telephone
                 number, including area code, of registrant's
                         principal executive offices)


             Green Tree Financial Corporation, Seller and Servicer
                    Certificates for Home Improvement Loans
                      Home Improvement Loans Series 1996-E

                     7.20% Pass-Through Rate Certificates
             ----------------------------------------------------
           (Title of each class of securities covered by this Form)


                                     None
             ----------------------------------------------------
             (Titles of all other classes of securities for which
                     a duty to file reports under Section
                            13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [  ]   Rule 12h-3(b)(1)(ii)    [  ]
          Rule 12g-4(a)(1)(ii)   [  ]   Rule 12h-3(b)(2)(i)     [  ]
          Rule 12g-4(a)(2)(i)    [  ]   Rule 12h-3(b)(2)(ii)    [  ]
          Rule 12g-4(a)(2)(ii)   [  ]   Rule 15d-6              [ x]
          Rule 12h-3(b)(1)(i)    [  ]

Approximate number of holders of record as of the certificate or notice date: 1
                                                                              -

     Pursuant to the requirements of the Securities Exchange Act of 1934, Green Tree Financial Corporation, on behalf of Home Improvement Loan Trust 1996-E has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 15, 1997      By:  /s/ Phyllis A. Knight
                                   ------------------------------------
                                   Phyllis A. Knight
                                   Vice President and Treasurer